Exhibit 99.5

LBi International N.V. closes € 10 million rights

offering

Amsterdam, 7 September 2010

LBi International N.V. (“LBi”) announces that, in connection with its 1 for 6 Rights Offering (“Rights Offering”) of 10,337,212 new ordinary shares with a nominal value of € 0.25 each in the share capital of LBi at an issue price of € 1.00 per New Share, it has received subscriptions for 9,845,647 New Shares through the valid exercise of transferable subscription entitlements (“SETs”). This represents a take-up of 95.2% of the offering size of approximately EUR 10 million.

As stated in the Prospectus dated 22 July 2010, the Underwriters Janivo and Cyrte have committed to subscribe for any and all New Shares, which are not subscribed for during the Exercise Period (defined as the Rump Shares), at the Offer Price up to an amount of €10,000,000. Janivo and Cyrte in their capacity as Underwriters have hence taken up 154,353 shares.

The net cash proceeds of the rights offering will be applied to finance new acquisitions in the key markets where LBi intends to grow, amongst which are Asia, the Middle-East and the USA, and will be used for working capital purposes.

LBi issued 10,000,000 new ordinary shares, corresponding with 7.6% of the total issued share capital. The total number of outstanding and listed shares after issuance amounts to 141,156,606 shares.

Contacts

Luke Taylor, CEO, LBi International N.V.

+44 20 7063 6465, luke.taylor@lbi.com

Huub Wezenberg, CFO, LBi International N.V.

+31 20 460 4500, huub.wezenberg@lbi.com

About LBi

LBi is a global digital marketing and technology agency, blending insight, creativity and expertise to solve business problems. The largest genuinely full service agency of its kind in Europe, LBi provides the full range of digital capabilities, including digital strategy, branded content, service design, media, CRM, technology, managed hosting and support services.

The company employs approximately 1,600 professionals located primarily in the major European, American and Asian business centres; such as Amsterdam, Atlanta, Berlin, Brussels, London, Milan, Mumbai, New York, Paris and Stockholm. LBi is listed on NYSE Euronext in Amsterdam (symbol: LBI).

IMPORTANT NOTICE

The LBi shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved of the LBi shares or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence in the United States. The LBi shares will be offered to holders resident in the United States only pursuant to an exemption from the registration requirements of the Securities Act. The LBi shares may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

This rights issue relates to securities of a Dutch company. The rights issue is subject to disclosure requirements of the Netherlands which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Dutch standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.